EXHIBIT 99.19

CONSENT OF EXPERT

I hereby consent to the use of and reference to my name, C. Stewart Wallis, P.G., P. Geo. and reports, Resource update on the Challacollo Project dated September 17, 2003, Technical Report on the San Marcial Project dated October 15, 2002 and Technical Report for the Sunrise Lake Deposit dated September 3, 2003 (the “Reports”), and the information contained in my Reports, as described or incorporated by reference in: (i) Silver Standard Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2012, and (ii) Silver Standard Resources Inc.’s Registration Statements on Form S-8 (File No. 333-185498), filed with the United States Securities and Exchange Commission.

Dated this 1st day of March, 2013.

Very truly yours,

   /s/ C. Stewart Wallis
C. Stewart Wallis, P.G., P. Geo.